EXHIBIT 99.1

Brookfield Renewable Reports Strong Third Quarter Results

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, Nov. 01, 2017 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today reported strong financial results for the three months ended September 30, 2017.

“Our business performed well in the third quarter driven by above average generation, high availability across our fleet, and organic growth initiatives,” said Sachin Shah, CEO of Brookfield Renewable. “We remain focused on delivering 12% to 15% annualized returns to our shareholders, and believe that our broadening sector expertise leaves us well positioned to capitalize on the decarbonisation of the electricity business globally.”

Financial Results

For the periods ended September 30
US$ millions (except per unit or otherwise noted)	Three Months Ended		Nine Months Ended
Unaudited	2017	2016	2017	2016
Generation (GWh)
- Total	9,370	7,522	31,472	25,343
- Brookfield Renewable's share	5,198	4,395	18,078	15,488
Net loss	$(32)	$(19)	$80	$41
Per LP Unit	$(0.14)	$(0.12)	$0.04	$(0.07)
Funds From Operations (FFO)(1)	$91	$73	$438	$365
Per Unit(1)(2)	$0.29	$0.24	$1.44	$1.28

(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	For the three and nine months ended September 30, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.8 million and 303.5 million, respectively (2016: 299 million and 285.2 million).

Brookfield Renewable reported net loss for the three months ended September 30, 2017 of $32 million ($0.14 per LP Unit) compared to a net loss of $19 million ($0.12 per LP Unit) for the same period in 2016. FFO was up 20% to $91 million compared to $73 million last year.

Adjusted EBITDA was $378 million in the third quarter compared to $332 million for the same period last year. Above average generation, high availability across our fleet and the advancement of our organic growth initiatives all contributed positively to financial results during the quarter. We remain on track to deliver 8% to 10% FFO per share growth over the last five years.

Financial Results and Operations

Increased hydroelectric generation across our North American portfolio, 6% above the long term average, was supported by the combination of higher precipitation in New York, PJM, Ontario and Quebec, as well as high fleet availability. We continue to maintain a largely contracted portfolio and are focused on long-term select opportunities across the business to generate further upside.

In Europe, our assets continue to deliver strong operational performance with generation in line with the long-term average. Our operating expertise in the market has enabled us to advance a number of organic growth initiatives both with regards to building out our development pipeline and pursuing corporate contracting initiatives.

In Brazil, power prices remain well above historical norms as weak hydrological conditions and low reservoir levels persist. We have been able to capture higher prices and benefit from the volatility through the implementation of a successful hedging strategy. Accordingly, we have signed ten PPAs totaling 139 gigawatt-hours per year at an average price of R$230 per megawatt-hour for deliveries up to 2021.

In Colombia the combination of average hydrology and the ability to draw on our significant storage capacity resulted in hydro generation at 2% above the long-term average. We also ended the quarter with reservoir levels above the long-term average, positioning us well for the upcoming dry season, which typically lasts from December to April. We signed several medium-term contracts with distribution companies and renewed four contracts with industrial off-takers at excellent long-term levels.

Update on Growth Initiatives

On October 16th, we closed the acquisition of a 51% controlling interest in TerraForm Power with our institutional clients. TerraForm Power has a 2,600 megawatt, high-quality, diversified portfolio of solar and wind assets located primarily in the U.S. Its stable revenue streams are expected to contribute 6% accretion to FFO on a run-rate basis, and generate returns in line with our target. Brookfield Asset Management is now TerraForm Power’s sponsor.

TerraForm Power has performed in line with our expectations so far this year and as we look forward we would expect the investment to add approximately $40 million to Brookfield Renewable’s FFO over the next 12 months. With the opportunity to grow cash flows organically through margin expansion and asset re-powering, we are expecting TerraForm Power to provide a meaningful ongoing contribution to Brookfield Renewable’s financial results and support our annual FFO growth targets.

We also closed two acquisitions in Europe. The first was our 25% stake in First Hydro, a pumped storage facility with 2,100 megawatts of capacity across two plants that are co-owned with Engie. We also completed the acquisition of a 16 megawatt wind farm in Northern Ireland.

These transactions represent the deployment, in aggregate, of $278 million of Brookfield Renewable equity and are expected to deliver approximately $50 million of incremental FFO to Brookfield Renewable on an annual basis.

We also continue to progress the 100% acquisition of TerraForm Global, with a shareholder vote scheduled for mid-November.

We continue to progress our $435 million development backlog.  Having already commissioned 56 megawatts of construction assets in 2017, we are advancing the development of a further 265 megawatts, largely in Europe and Brazil.  In total these projects should add $45 - $50 million to our annual FFO over the next 3 years.

In Europe, we commissioned a 15 megawatt wind farm last quarter and we are making good progress towards completion of an additional 65 megawatts of wind which are on scope, schedule and budget. In Brazil, we expect to commission a 28 megawatt small hydro project later this year with an additional 19 megawatts on schedule for commissioning in 2018. In addition, we are preparing to bid another two small Brazilian hydroelectric development projects, totaling 43 megawatts, into the upcoming auctions in the fourth quarter which, if successful, should ready them for construction stage.

Liquidity

Our liquidity position, pro forma for the above mentioned closed transactions, remains strong at $1.7 billion. At quarter end, the weighted average remaining duration of our project-level debt was 9 years and our exposure to floating rate debt was 15%. In North America and Europe combined, approximately 90% of our debt is fixed rate with an average duration of 10 years providing strong protection to rising interest rates.

Distribution and Declaration

The next quarterly distribution in the amount of $0.4675 per LP Unit, is payable on December 29, 2017 to unitholders of record as at the close of business on November 30, 2017. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, Colombia, Brazil, and Europe and totals over 15,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the shareholders section of our website at https://bep.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:
Claire Holland
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
(416) 369-2616
divya.biyani@brookfieldrenewable.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2017 Third Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on November 1, 2017 at 9:00 a.m. Eastern Time at http://services.choruscall.ca/links/brenewablep20171101.html or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through December 1, 2017 at 1-800-319-6413, or from outside Canada & U.S. please call 1-604-638-9010 (Password 1685).

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target” “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and TerraForm Power’s businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding our liquidity, the availability of acquisition opportunities and the timing and progress towards completion of acquisitions and development projects. They also include statements regarding the expected contribution of development projects and of TerraForm Power to future cash flows as well as statements regarding the nature of the investment opportunities available within the renewables market generally. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, Funds From Operations (FFO), Adjusted Funds From Operations and Funds From Operations per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds from Operations nor Adjusted Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

_________________________________________________

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME

UNAUDITED	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Revenues	$608	$580	$1,968	$1,881
Other income	7	23	25	55
Direct operating costs	(243)	(275)	(716)	(780)
Management service costs	(21)	(16)	(58)	(46)
Interest expense – borrowings	(158)	(159)	(477)	(447)
Share of earnings from
equity-accounted investments	4	1	3	1
Unrealized financial instruments loss	(14)	(4)	(40)	(6)
Depreciation	(202)	(210)	(600)	(593)
Other	(2)	6	19	(6)
Income tax (expense) recovery
Current	(15)	(8)	(27)	(20)
Deferred	4	43	(17)	2
	(11)	35	(44)	(18)
Net (loss) income	$(32)	$(19)	$80	$41
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	$(4)	$3	$29	$29
General partnership interest in a holding
subsidiary held by Brookfield	(1)	-	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	(18)	(15)	5	(8)
Preferred equity	7	6	19	19
Preferred limited partners' equity	8	5	21	11
Limited partners' equity	(24)	(18)	6	(10)
	$(32)	$(19)	$80	$41
Basic and diluted (loss) earnings per LP Unit	$(0.14)	$(0.12)	$0.04	$(0.07)

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	Sep 30	Dec 31
(MILLIONS)	2017	2016
Assets
Current assets
Cash and cash equivalents	$143	$223
Restricted cash	146	121
Trade receivables and other current assets	449	454
Financial instrument assets	4	55
Due from related parties	62	54
	804	907
Financial instrument assets	181	145
Equity-accounted investments	471	206
Property, plant and equipment, at fair value	25,346	25,257
Goodwill	916	896
Deferred income tax assets	167	150
Other long-term assets	140	176
	$28,025	$27,737
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$468	$467
Financial instrument liabilities	109	156
Due to related parties	83	76
Current portion of long-term debt	726	1,034
	1,386	1,733
Financial instrument liabilities	150	72
Long-term debt and credit facilities	9,270	9,148
Deferred income tax liabilities	3,911	3,802
Other long-term liabilities	321	310
	15,038	15,065
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	5,565	5,589
General partnership interest in a holding subsidiary
held by Brookfield	53	55
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	2,609	2,680
Preferred equity	621	576
Preferred limited partners' equity	511	324
Limited partners' equity	3,628	3,448
	12,987	12,672
	$28,025	$27,737

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Operating activities
Net (loss) income	$(32)	$(19)	$80	$41
Adjustments for the following non-cash items:
Depreciation	202	210	600	593
Unrealized financial instrument loss	14	4	40	6
Share of earnings from
equity-accounted investments	(4)	(1)	(3)	(1)
Deferred income tax (recovery) expense	(4)	(43)	17	(2)
Other non-cash items	17	(7)	(14)	(19)
Dividends received from equity-accounted investments	2	3	5	6
Changes in due to or from related parties	5	9	(5)	28
Net change in working capital balances	4	14	26	(118)
	204	170	746	534
Financing activities
Long-term debt - borrowings	500	777	799	2,407
Long-term debt - repayments	(709)	(363)	(1,171)	(857)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	232	289	281	2,333
Return of capital to participating non-controlling
interests - in operating subsidiaries	-	-	(36)	-
Acquisition of Isagen from non-controlling interests	-	(608)	(5)	(1,540)
Issuance of preferred limited partnership units	-	-	187	147
Issuance of LP Units	411	-	411	657
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	(130)	(32)	(390)	(73)
To preferred shareholders	(7)	(6)	(19)	(19)
To preferred limited partners' unitholders	(8)	(4)	(19)	(8)
To unitholders of Brookfield Renewable or BRELP	(151)	(136)	(440)	(386)
	138	(83)	(402)	2,661
Investing activities
Acquisitions	(280)	(8)	(280)	(2,886)
Cash and cash equivalents in acquired entity	-	-	-	117
Investment in:
Sustaining capital expenditures	(39)	(34)	(90)	(72)
Development and construction of renewable power
generating assets	(67)	(69)	(156)	(175)
Proceeds from disposal of assets	-	-	150	-
Investment in securities	9	43	(30)	(73)
Restricted cash and other	(2)	1	(24)	37
	(379)	(67)	(430)	(3,052)
Foreign exchange gain on cash	6	2	6	26
Cash and cash equivalents
(Decrease) increase	(31)	22	(80)	169
Balance, beginning of period	174	210	223	63
Balance, end of period	$143	$232	$143	$232
Supplemental cash flow information:
Interest paid	$116	$120	$421	$395
Interest received	$6	$11	$23	$31
Income taxes paid	$15	$18	$43	$35

Review of operations

The table below summarizes actual and long-term generation by segments for the three months ended September 30:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended September 30	2017	2016	2017	LTA	Prior Year
Hydroelectric
North America
United States	2,285	1,604	2,178	107	681
Canada	1,333	1,071	1,223	110	262
	3,618	2,675	3,401	217	943
Colombia(2)	3,653	2,554	3,571	82	1,099
Brazil	971	1,060	1,170	(199)	(89)
	8,242	6,289	8,142	100	1,953
Wind
North America
United States	216	228	271	(55)	(12)
Canada	173	143	238	(65)	30
	389	371	509	(120)	18
Europe	242	318	238	4	(76)
Brazil	229	200	209	20	29
	860	889	956	(96)	(29)
Storage	85	129	-	85	(44)
Other	183	215	-	183	(32)
Total(3)	9,370	7,522	9,098	272	1,848

(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation from equity-accounted investments

Hydroelectric generation continued to be in line with the long-term average. Strong inflows in North America and Colombia, supplemented by our ability to draw on stored water, was marginally offset by drier conditions in Brazil.

Generation across our wind portfolio improved over the same period of the prior year. In North America, our wholly-owned Canadian assets performed ahead of prior year due to improved wind conditions. In Brazil, the portfolio continues to produce above long-term average generation. Our European portfolio benefitted from growth in the portfolio which was partially offset by lower wind conditions. The prior year included 82 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

The table below summarizes generation by segment and region for the nine months ended September 30:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the nine months ended September 30	2017	2016	2017	LTA	Prior Year
Hydroelectric
North America
United States	9,258	7,523	9,057	201	1,735
Canada	4,570	4,149	3,959	611	421
	13,828	11,672	13,016	812	2,156
Colombia(2)	11,217	6,966	10,588	629	4,251
Brazil	3,089	3,168	3,468	(379)	(79)
	28,134	21,806	27,072	1,062	6,328
Wind
North America	1,436	1,381	1,748	(312)	55
Europe	914	1,067	925	(11)	(153)
Brazil	491	462	391	100	29
	2,841	2,910	3,064	(223)	(69)
Storage	200	322	-	200	(122)
Other	297	305	-	297	(8)
Total generation(3)	31,472	25,343	30,136	1,336	6,129

(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation for assets we manage.

The hydroelectric portfolio continued to benefit from stronger hydrological conditions resulting in a return to long-term averages. In North America and Colombia, we have benefitted from hydrological conditions that are ahead of long-term averages. Lower volumes in Brazil are a result of drier conditions. The portfolio generated 28,134 GWh, with the growth in our portfolio contributing 1,744 GWh.

The wind portfolio continued to perform in line with the prior year. In North America and Brazil, we benefitted from stronger wind conditions compared to the same period of the prior year. In Europe, the portfolio performed in line with long-term averages. The negative variance to the same period of the prior year was primarily driven by the sale of the 137 MW wind portfolio in the first quarter of 2017 that had contributed 180 GWh in the third quarter of 2016. The growth in our portfolio contributed 43 GWh.

The following table reconciles Adjusted EBITDA and Funds From Operations to net income as presented in the consolidated statements of net income (loss), for the three and nine months ended September 30:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Revenues	$608	$580	$1,968	$1,881
Other income	7	23	25	55
Share of cash earnings from equity-accounted investments	6	4	11	8
Direct operating costs	(243)	(275)	(716)	(780)
Adjusted EBITDA(1)	378	332	1,288	1,164
Management service costs	(21)	(16)	(58)	(46)
Interest expense – borrowings	(158)	(159)	(477)	(447)
Current income taxes	(15)	(8)	(27)	(20)
Distributions to preferred limited partners	(8)	(5)	(21)	(11)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	(78)	(65)	(248)	(256)
Preferred equity	(7)	(6)	(19)	(19)
Funds From Operations(1)	$91	$73	$438	$365
Adjusted sustaining capital expenditures(2)	(17)	(17)	(51)	(50)
Adjusted Funds From Operations(1)	74	56	387	315
Add: cash portion of non-controlling interests	85	71	267	275
Add: distributions to preferred limited partners	8	5	21	11
Add: adjusted sustaining capital expenditures	17	17	51	50
Depreciation	(202)	(210)	(600)	(593)
Unrealized financial instruments loss	(14)	(4)	(40)	(6)
Share of non-cash loss from equity-accounted investments	(2)	(3)	(8)	(7)
Deferred income tax recovery (expense)	4	43	(17)	2
Other	(2)	6	19	(6)
Net (loss) income	$(32)	$(19)	$80	$41

(1)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Based on long-term sustaining capital expenditure plans.

The following table reconciles net (loss) income attributable to Limited partners’ equity and (loss) earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per unit, both non-IFRS financial metrics for the three and nine months ended September 30:

	Three months ended September 30				Nine months ended September 30
			Per unit				Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016	2017	2016	2017	2016
Net (loss) income attributable to:
Limited partners' equity	$(24)	$(18)	$(0.14)	$(0.12)	$6	$(10)	$0.04	$(0.07)
General partnership interest in a holding
subsidiary held by Brookfield	(1)	-	-	-	-	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(18)	(15)	-	-	5	(8)	-	-
Net (loss) income attributable to Unitholders	$(43)	$(33)	$(0.14)	$(0.12)	$11	$(18)	$0.04	$(0.07)
Depreciation	130	137	0.42	0.46	387	387	1.28	1.36
Unrealized financial instruments loss	10	5	0.03	0.02	32	8	0.11	0.03
Share of non-cash loss from equity-accounted investments	2	3	0.01	0.01	8	7	0.03	0.02
Deferred income tax recovery	(10)	(35)	(0.03)	(0.12)	(6)	(27)	(0.02)	(0.09)
Other	2	(4)	-	(0.01)	6	8	-	0.03
Funds From Operations(1)	$91	$73	$0.29	$0.24	$438	$365	$1.44	$1.28

Weighted average units outstanding(2)			311.83	298.98			303.46	285.19

(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2017

The following table reflects the actual and long-term average generation for the three months ended September 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	1,594	1,157	1,468	1,475	126	(318)	437
Canada	1,306	1,036	1,186	1,181	120	(145)	270
	2,900	2,193	2,654	2,656	246	(463)	707
Colombia(2)	881	644	861	900	20	(256)	237
Brazil	802	882	978	930	(176)	(48)	(80)
	4,583	3,719	4,493	4,486	90	(767)	864
Wind
North America
United States	112	118	140	140	(28)	(22)	(6)
Canada	173	143	238	238	(65)	(95)	30
	285	261	378	378	(93)	(117)	24
Europe	96	126	95	117	1	9	(30)
Brazil	95	83	87	87	8	(4)	12
	476	470	560	582	(84)	(112)	6
Storage	42	65	-	-	42	65	(23)
Other	97	141	-	-	97	141	(44)
Total	5,198	4,395	5,053	5,068	145	(673)	803

(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended September 30:

											Non-controlling
	Attributable to Unitholders										interests and
	Hydroelectric			Wind			Storage	Other	Corporate	Total	preferred	2017	2016
	North			North							limited partners'
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil					equity(1)
Revenues	201	47	59	30	9	10	-	6	-	362	246	608	580
Other income	1	-	4	-	-	-	-	-	-	5	2	7	23
Share of cash earnings from										-
equity-accounted investments	-	-	1	-	1	-	3	-	-	5	1	6	4
Direct operating costs	(74)	(22)	(22)	(9)	(6)	(1)	-	(3)	(6)	(143)	(100)	(243)	(275)
Adjusted EBITDA(2)	128	25	42	21	4	9	3	3	(6)	229	149	378	332
Management service costs	-	-	-	-	-	-	-	-	(21)	(21)	-	(21)	(16)
Interest expense - borrowings	(46)	(10)	(2)	(10)	(3)	(2)	-	-	(23)	(96)	(62)	(158)	(159)
Current income taxes	-	(2)	(3)	-	(1)	-	-	-	-	(6)	(9)	(15)	(8)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	(8)	(8)	-	(8)	(5)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	(78)	(78)	(65)
Preferred equity	-	-	-	-	-	-	-	-	(7)	(7)	-	(7)	(6)
Funds From Operations(2)	82	13	37	11	-	7	3	3	(65)	91	-	91	73
Depreciation	(54)	(8)	(35)	(21)	(5)	(2)	-	(5)	-	(130)	(72)	(202)	(210)
Unrealized financial instrument loss	-	(2)	-	-	(9)	-	-	-	1	(10)	(4)	(14)	(4)
Share of non-cash loss from equity-
accounted investments	-	-	(1)	-	-	-	(1)	-	-	(2)	-	(2)	(3)
Deferred income tax recovery	13	(3)	1	(10)	2	-	-	-	7	10	(6)	4	43
Other	(6)	1	(1)	(1)	11	1	-	2	(9)	(2)	-	(2)	6
Cash portion of participating
non-controlling interests	-	-	-	-	-	-	-	-	-	-	78	78	65
Preferred equity	-	-	-	-	-	-	-	-	-	-	7	7	6
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	-	8	8	5
Net loss	35	1	1	(21)	(1)	6	2	-	(66)	(43)	11	(32)	(19)

(1)	Attributable to participating non-controlling interests, preferred equity and preferred limited partners’ equity.
(2)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The following table reflects the actual and long-term average generation for the nine months ended September 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	6,383	5,324	6,055	5,976	328	(652)	1,059
Canada	4,483	4,047	3,861	3,859	622	188	436
North America	10,866	9,371	9,916	9,835	950	(464)	1,495
Colombia(2)	2,705	1,495	2,553	2,005	152	(510)	1,210
Brazil	2,559	2,627	2,896	2,870	(337)	(243)	(68)
	16,130	13,493	15,365	14,710	765	(1,217)	2,637
Wind
North America	1,117	1,017	1,326	1,326	(209)	(309)	100
Europe	362	422	367	424	(5)	(2)	(60)
Brazil	204	192	163	163	41	29	12
	1,683	1,631	1,856	1,913	(173)	(282)	52
Storage	100	161	-	-	100	161	(61)
Other	165	203	-	-	165	203	(38)
Total	18,078	15,488	17,221	16,623	857	(1,135)	2,590

(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income for the nine months ended September 30:

												Non-controlling
	Attributable to Unitholders											interests and
	Hydroelectric			Wind			Storage	Other		Corporate	Total	preferred	2017	2016
	North			North								limited partners'
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil						equity(1)
Revenues	725	140	175	109	33	19	-		13	-	1,214	754	1,968	1,881
Other income	1	2	10	-	-	-	-		-	1	14	11	25	55
Share of cash earnings from
equity-accounted investments	1	-	3	-	1	-	5		-	-	10	1	11	8
Direct operating costs	(207)	(69)	(53)	(26)	(15)	(3)	-		(11)	(17)	(401)	(315)	(716)	(780)
Adjusted EBITDA(2)	520	73	135	83	19	16	5		2	(16)	837	451	1,288	1,164
Management service costs	-	-	-	-	-	-	-		-	(58)	(58)	-	(58)	(46)
Interest expense - borrowings	(135)	(32)	(12)	(31)	(9)	(5)	-		-	(66)	(290)	(187)	(477)	(447)
Current income taxes	1	(3)	(8)	-	(1)	-	-		-	-	(11)	(16)	(27)	(20)
Distributions to preferred limited partners	-	-	-	-	-	-	-		-	(21)	(21)	-	(21)	(11)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-		-	-	-	(248)	(248)	(256)
Preferred equity	-	-	-	-	-	-	-		-	(19)	(19)	-	(19)	(19)
Funds From Operations(2)	386	38	115	52	9	11	5		2	(180)	438	-	438	365
Depreciation	(163)	(24)	(104)	(62)	(15)	(6)	-		(13)	-	(387)	(213)	(600)	(593)
Unrealized financial instrument loss	(1)	(3)	-	-	(17)	-	-		-	(11)	(32)	(8)	(40)	(6)
Share of non-cash loss from equity-
accounted investments	(1)	-	(3)	-	-	-	(4)		-	-	(8)	-	(8)	(7)
Deferred income tax (expense) recovery	(5)	(9)	3	13	5	-	-		-	(1)	6	(23)	(17)	2
Other	(13)	11	(7)	1	8	2	-		4	(12)	(6)	25	19	(6)
Cash portion of participating
non-controlling interests	-	-	-	-	-	-	-		-	-	-	248	248	256
Preferred equity	-	-	-	-	-	-	-		-	-	-	19	19	19
Distributions to preferred limited partners	-	-	-	-	-	-	-		-	-	-	21	21	11
Net income	203	13	4	4	(10)	7	1	-	(7)	(204)	11	69	80	41

(1)	Attributable to participating non-controlling interests, preferred equity and preferred limited partners’ equity.
(2)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.